SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

LG Display Co., Ltd.

(f/k/s LG.Philips LCD Co., Ltd.)

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG Display Forms a Strategic Alliance with Skyworth

Seoul, Korea (April 7, 2008) – LG Display(NYSE: LPL, KRX: 034220), a leading innovator of thin-film transistor liquid crystal display (TFT-LCD) technology, announced that it has forged a strategic alliance with Skyworth Digital Holdings Limited(HK:0751), a leading television manufacturer in the People’s Republic of China(PRC), to better position itself in the promising Chinese LCD TV market.

The two companies announced today that they reached an agreement in January earlier this year under which Skyworth acquired a minority equity stake in LG Display’s Guangzhou module plant. This agreement will allow Skyworth to secure a stable supply of LCD panels, thus gain a more advantageous footing in the PRC, which has emerged as the world’s largest LCD TV market. On the other hand, LG Display will secure a better customer alignment for its LCD TV panels ahead of the launch of the company’s 8th generation TFT-LCD plant, P8, slated for the first half of 2009.

In addition, a signing ceremony regarding an agreement to set up an R&D Center in Guangzhou took place at a Skyworth’s plant in Shenzhen, Guangdong Province, the PRC, on April 7. Each of the Parties will invest 25 million RMB(Renminbi), respectively, to set up a R&D Center with the purpose of co-development activities between LCD modules and TV sets.

Skyworth also announced that it will build a LCD TV production plant adjacent to LG Display’s Guangzhou module plant. Therefore an LCD module plant, R&D Center and TV production plant will be co-located in the Guangzhou Economic and Technology Development Zone. This co-location is expected to enable timely production, lower logistics costs and efficient supply chain management.

Eddie Yeo, Executive Vice President and Head of LG Display’s TV Business Unit said, “LG Display has been pursuing business transformation. The broad strategic alliance with the leading television manufacturer, Skyworth, marks a starting point, and we believe it will enable us to reinforce our presence in the PRC LCD TV market.”

Zhang Xue Bin of Skyworth said, “The alliance with LG Display will greatly help Skyworth strengthen its position in the PRC LCD TV market. We are confident that our partnership with a global LCD leader, such as LG Display will enable us to supply competitive products with advanced technology to our customers.”

Construction of LG Display’s Guangzhou module plant began in August 2006. The module plant started mass production in December 2007 with annual production capacity of 8 million units, most of which are for LCD TVs and monitors. The annual production capacity is set to rise to 20 million units by 2010.

About LG Display

LG Display Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG Display currently operates seven fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 22,000 employees operating in ten countries around the world. Please visit http://www.lgdisplay.com for more information.

Contact:	Bang-Soo Lee, VP, Public Affairs & PR LG Display	Ellie Choo, Manager, PR Team LG Display
	Phone: +822-3777-1020	Phone: +822-3777-1003
	E-mail: bsleeb@lgdisplay.com	E-mail: elfy@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: April 8, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department